NOTIFICATION OF THE REMOVAL FROM LISTING AND REGISTRATION OF THE STATED SECURITIES The New York Stock Exchange ('NYSE' or the 'Exchange') hereby notifies the Securities and Exchange Commission (the 'Commission') of its intention to remove the entire class of common shares (the 'Common Shares') of Just Energy Group Inc. (the 'Company') from listing and registration on the Exchange at the opening of business on April 5, 2021, pursuant to the provisions of Rule 12d2-2(b) because, in the opinion of the Exchange, the Common Shares is no longer suitable for continued listing and trading on the Exchange. The Exchange reached its decision pursuant to Section 802.01D of the Listed Company Manual (the 'Manual') based on the Company's March 9, 2021 disclosure that the Company has sought and received creditor protection via an Initial Order under the Companies' Creditors Arrangement Act from the Ontario Superior Court of Justice (Commercial List) and has also sought and received creditor protection under Chapter 15 of the Bankruptcy Code in the United States. Section 802.01D of the Manual states that the Exchange would normally give consideration to suspending or removing from the list a security of a company when 'an intent to file under any of the sections of the bankruptcy law has been announced or a filing has been made or liquidation has been authorized and the company is committed to proceed.' Pursuant to the above authorization, the Company was notified by phone and by letter on March 9, 2021 of the Exchange's intention to initiate delisting proceedings. Further, on March 9, 2021, a press release announcing the initiation of delisting proceedings and the suspension of trading in the Common Shares was issued and posted on the Exchange's website. The Company had a right to appeal to a Committee of the Board of Directors of the Exchange (the 'Committee') the determination to delist the Common Shares, provided that it filed a written request for such a review with the Secretary of the Exchange within ten business days of receiving notice of the delisting determination. The Company did not file such request within the specified time period. Consequently, all conditions precedent under SEC Rule 12d2-2(b) to the filing of this application have been satisfied.